

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 5, 2020

Christopher Joyce
General Counsel
AdaptHealth Corp.
220 West Germantown Pike, Suite 250
Plymouth Meeting, PA 19462

> **Re: AdaptHealth Corp.**
> **Registration Statement on Form S-3**
> **Filed January 22, 2020**
> **File No. 333-236011**

Dear Mr. Joyce:

We have limited our review of your registration statement to those issues we have addressed in our comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

Registration Statement on Form S-3

General

1.   We note that you are not eligible to conduct this offering on Form S-3 because you do not meet the conditions outlined in General Instruction I.A.3 or I.A.6 of Form S-3. In this regard, DFB Healthcare was the "acquired" company for financial reporting purposes in the business combination that closed on November 8, 2019 and the financial statements of AdaptHealth have not been included in materials required to be filed pursuant to Section 13, 14 and 15(d) for a period of at least twelve calendar months immediately preceding the filing of the registration statement on Form S-3. Accordingly, please register the offering on Form S-1.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Chris Edwards at (202) 551-6761 or Joe McCann at (202) 551-6262 with any other questions.


Sincerely,

Division of Corporation Finance
Office of Life Sciences


cc: Danielle Scalzo